December 3, 2013

VIA EDGAR correspondence

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	GE Institutional Funds – File Nos. 333-29337 and 811-08257

Ladies and Gentlemen:

On behalf of the GE Institutional Funds (the “Registrant”), we hereby respond to the oral comments provided on November 4, 2013 by Ms. Kathy Churko of the Securities and Exchange Commission’s (the “Commission”) staff with respect to the Form N-CSR for the period ended September 30, 2012, and certain other filings made by the Registrant.

Those comments are repeated below and organized in the same fashion as presented by Ms. Churko.

1.	Comment: The GE Institutional Income Fund has had an annual portfolio turnover rate of greater than 300% for the past few years. Please explain the reason for the Fund’s high portfolio turnover rate, and as required under Instruction 7 to Item 9(b)(1) of Form N-1A, please add disclosures to the Fund’s prospectus that explains the tax consequences to shareholders on increased portfolio turnover, and how the tax consequences of, or trading costs associated with, the Fund’s portfolio turnover may affect the Fund’s performance. If the Fund’s high portfolio turnover rate is due to the Fund’s investment in mortgage dollar rolls, please explain whether the use of mortgage dollar rolls constitute debt for purposes of the Statement of Financial Accounting Standards No. 102. If the Fund invests in mortgage dollar rolls, please also provide disclosure describing the nature, terms and risks of such investments.

Response: The GE Institutional Income Fund did not invest in mortgage dollars rolls for the periods referenced. The portfolio turnover rate for this Fund is not part of a principal investment strategy. Rather, it is an incidental result. This Fund is a fixed income fund rather than an equity fund and, as a result, will normally tend to have a higher turnover rate given the nature of the fixed income instruments held by the Fund compared to an equity fund. Also, the impact of a higher turnover rate for a fixed income fund tends to be less significant than for an equity fund. Additionally, turnover is sometimes needed to reinvest assets upon the maturity of a portfolio holding, which generally is not the case for an equity-oriented fund. As required by Form N-1A, the summary section of the Registrant’s prospectus already

Securities and Exchange Commission

December 3, 2013

contains disclosure about the turnover rate and the potential effects for this Fund, including the possibility of higher taxes and transaction costs which could impact the Fund’s performance. For these reasons, the Registrant respectfully declines to add further disclosure.

2.	Comment: With respect to GE Asset Management’s contractual and voluntary arrangements with GE Institutional Funds to either reduce its management fee and/or subsidize certain expenses for certain Funds, please advise if GE Asset Management has the ability to recoup any such management fees or subsidized expenses. If so, the ability to recoup should be disclosed in the Funds’ prospectus.

Response: GE Asset Management does not currently have the ability to recoup management fees or subsidized expenses with respect to the contractual or voluntary arrangements it has with the Funds.

3.	Comment: With respect to the Registrant’s 17f-2 filings made on January 9, 2013, please explain why these filings were all done on the same day.

Response: Pursuant to Rule 17f-2(f) of the Investment Company Act, the Registrant has retained an independent public accountant to verify securities and similar investments in the custody of the Registrant. Such securities and similar investments must be verified by actual examination by the independent public accountant at least three times during each fiscal year, at least two of which shall be chosen by such accountant without prior notice to the Registrant. While the Registrant’s independent public accountant performed these three examinations in accordance with the Rule as of August 31, 2012, September 30, 2012 and December 31, 2012, the independent public accountant provided all three verification certificates to the Registrant on the same date. As a result, on January 9, 2013, the Registrant filed each of these certificates with the Commission describing the nature and extent of each examination. The Registrant will work with its independent public accountant to ensure that future verification certificates are received from the independent public accountant and 17f-2 filings are transmitted to the Commission promptly after each actual examination takes place.

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We also hereby provide the following statements on behalf of the Registrant:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in its filings;

Securities and Exchange Commission

December 3, 2013

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (203) 708-2726 with comments and questions.

Very truly yours,

/s/ Joon Won Choe

GE Asset Management

Senior Vice President & Deputy General Counsel

cc:

David A. Hearth

PAUL, HASTINGS, JANOFSKY & WALKER LLP